

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 6, 2017

Matt J. Chambless
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

> **Re:  Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 8-K Furnished November 2, 2017**
> **File No. 000-49796**

Dear Mr. Chambless:

We have reviewed your November 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2017 letter.

Form 8-K Furnished November 2, 2017

1. We note your response to prior comment 4. Please revise in future earnings releases to remove the adjustment to add back the cash benefit from NOL utilization when calculating Adjusted EBITDA, a performance measure. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services